As filed with the Securities and Exchange Commission on July 15, 2003

Registration No. 333-06462

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST- EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

PREMIER OIL PLC

 (Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
UNITED KINGDOM
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney

The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ X ] immediately upon filing
[   ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

_______________________

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No.1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2003, among Premier Oil plc, Premier Oil Group plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter Agreement dated as of January 31, 1997, among Premier Oil plc, The Bank of New York, and J.P. Morgan. – Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 9, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, par value 17.5 pence each, of Premier Oil plc.

By:

The Bank of New York,
 As Depositary

By:  /s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Premier Oil plc has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, United Kingdom on July 9, 2003.

PREMIER OIL PLC

By:

/s/ John van der Welle

Name:  John van der Welle
Title: Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on July 9, 2003.

/s/ David John Name: David John Director	/s/ Charles Jamieson Name: Charles Jamieson Principal Executive Officer
/s/ John van der Welle Name: John van der Welle Director	/s/ John van der Welle Name: John van der Welle Principal Accounting Officer
/s/ Charles Jamieson Name: Charles Jamieson Director	/s/ John van der Welle Name: John van der Welle Principal Financial Officer
/s/ S.J. Dobbie Name: S.J. Dobbie Director /s/ R.V. Emerson Name: R.V. Emerson Director /s/ JRW Orange Name: JRW Orange Director

The Bank of New York, as Authorized U.S. Representative By: /s/ Vincent J. Cahill, Jr. Name: Vincent J. Cahill, Jr. Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Premier Oil Group plc has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, United Kingdom on July 9, 2003.

PREMIER OIL GROUP PLC

By:

/s/ John van der Welle

Name: John van der Welle
Title: Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on July 9, 2003.

/s/ David John Name: David John Director	/s/ Charles Jamieson Name: Charles Jamieson Principal Executive Officer
/s/ John van der Welle Name: John van der Welle Director	/s/ John van der Welle Name: John van der Welle Principal Accounting Officer
/s/ Charles Jamieson Name: Charles Jamieson Director	/s/ John van der Welle Name: John van der Welle Principal Financial Officer
/s/ S.J. Dobbie Name: S.J. Dobbie Director	/s/ RV Emerson Name: RV Emerson Director
/s/ JRW Orange Name: JRW Orange Director	/s/ Ian Gray Name: Ian Gray Director
The Bank of New York, as Authorized U.S. Representative By: /s/ Vincent J. Cahill, Jr. Name: Vincent J. Cahill, Jr. Title: Vice President

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of ____________, 2003, among Premier Oil plc, Premier Oil Group plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

5	Certification under Rule 466.